[Hogan & Hartson L.L.P. Letterhead]

January 13, 2006

BY EDGAR AND HAND DELIVERY

Michael McTiernan
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Liquidity Services, Inc.
  Amendment No. 1 to Registration Statement on Form S-1
  Filed December 21, 2005
  File No. 333-129656

Dear Mr. McTiernan:

        On behalf of Liquidity Services, Inc. (the "Company"), we are forwarding for filing with the Securities and Exchange Commission (the "Commission") Amendment No. 2 to the Company's Registration Statement on Form S-1 (SEC Registration No. 333-129656). Amendment No. 2 reflects changes made in response to the staff's letter of comment dated January 5, 2006 (the "Comment Letter"), as well as certain updates. A copy of Amendment No. 2, which is marked to show all changes from Amendment No. 1 to the Company's Registration Statement on Form S-1 filed with the Commission on December 21, 2005, will be hand delivered to the staff.

        The Company's responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter. The page references in the responses below are to the enclosed, marked version of Amendment No. 2. Capitalized terms used but not defined in this letter have the definitions set forth in Amendment No. 2.

Form S-1

General

        1.     You indicate in your response to comment 1 that you are aware of other e-commerce providers or auction websites that provide online services for auctioning or liquidating assets. Since these companies do not disclose their revenues, earning, market share or other measure with respect to those specific merchandise and services, please tell us why you believe you are "a leading online auction marketplace." We may have further comments.

        The Company acknowledges the staff's comment. However, the Company believes it is a leading online marketplace for wholesale, surplus and salvage assets. To the Company's knowledge, it is one of only three companies (including uBid and eBay) primarily dedicated to providing a broad, multi-category online auction marketplace. In addition, only the Company was included in Inc. Magazine's "Inc. 500", Entrepreneur Magazine's "Entrepreneur and PricewaterhouseCoopers' 11th Annual Hot 100" and VARBusiness Magazine's "VARBusiness 500" surveys. The "Inc. 500" ranks America's 500 fastest-

growing private companies, the "Entrepreneur and PricewaterhouseCoopers' 11th Annual Hot 100" ranks America's fastest-growing new businesses and the "VARBusiness 500" ranks America's top solution providers.

        The Company also believes that it is the only online auction marketplace offering wholesale, surplus and salvage assets in over 500 product categories, as well as pre-sale (such as receiving and lotting merchandise and implementing marketing strategies) and post-sale services (such as payment collection, settlement and reporting) to its sellers and buyers. Although other companies offer online services for auctioning or liquidating assets, the Company is not aware of another company that matches the level of product offerings and customer services provided by the Company. For the reasons stated above, the Company believes it is a leading online marketplace for wholesale, surplus and salvage assets.

Risk Factors, page 11

If we fail to accurately predict our ability to sell merchandise…, page 16

        2.     Please revise to quantify the amount of goods that historically have been returned by buyers.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 16 of Amendment No. 2.

        3.     We note your responses to comments 26 and 50. The extent of the discount to estimated market value or acquisition cost, as the case may be, of products acquired under the profit sharing model would appear to have a significant impact on the extent of your inventory risk. While we acknowledge that the specific discount will differ for each item, please provide additional disclosure regarding the extent of the discount.

        The Company acknowledges the staff's comment. However, the Company hereby supplementally advises the staff that it believes additional disclosure regarding acquisition cost of goods acquired under the profit sharing model would not be helpful to investors in understanding the business of the Company. In particular, with respect to the surplus property acquired from the United States Department of Defense (the "DoD"), the Company believes that it would be misleading to investors to provide a range of discounts based on the "original acquisition cost" set forth in the DoD surplus contract. As disclosed in the Form S-1, the Company acquires the DoD surplus property at fixed prices representing a percentage of the original acquisition cost. However, this original acquisition cost is not the fair market value of such property but rather the price at which the DoD initially acquired such property. This original acquisition cost is also not adjusted for inflation, and if the DoD acquired its property many years ago, as is often the case (ranging from several years to more than a decade ago), the fair market value and the original acquisition cost would likely be significantly different.

        In addition, the percentage of the original acquisition cost that the Company pays to the DoD was not determined based on the value of the DoD surplus property but rather through a competitive bid process. When the Company competed in the bidding process for the contract, other companies also submitted bids indicating the acquisition price that they would be willing to pay to acquire the DoD surplus property. The Company was awarded the contract because it submitted the most competitive bid. Therefore, the percentage of original acquisition cost that the Company pays to the DoD simply reflects the outcome of a competitive government contract bidding process in which the Company was ultimately awarded the contract.

        Although the Company can generate the data requested by the staff, the Company does not generate or monitor such data in managing its business. For the reasons set forth above, the Company believes that inclusion of additional disclosure regarding the extent of the discount to acquisition cost would not be helpful to investors.

If we do not response to rapidly technology changes or upgrade our systems…, page 14

        4.     We note your response to comment 12. Please disclose that you currently have no specific plans to upgrade your technology.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 14 of Amendment No. 2.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 35

        5.     We note your response to comment 24. Please disclose that you currently have no specific plans to expand your operations.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 13 of Amendment No. 2.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 35

        6.     We note your response to comment 25. As disclosed in your risk factors, each pricing structure has a different risk profile. Consequently, we continue to believe that the percentage of revenue derived from each structure is relevant to an investor.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on pages 36 and 50-52 of Amendment No. 2.

Key Business Metrics, page 37

        7.     We note your revisions to the title of your operating metric form gross merchandise value to gross merchandise volume in response to our previous comment 23. However, in the first paragraph of this description on page 37, you continue to discuss this operating metric in relation to the amount of revenue recognized in your financial statements. Please revise accordingly.

        The Company has deleted the reference to revenue in response to the staff's comment. Please see the revised disclosure on page 38 of Amendment No. 2.

Stock-Based Compensation, page 43

        8.     We note your additional disclosure in response to comment 33, please update this discussion upon including pricing information in your document to address the factors contributing to the differences between the IPO price and the fair values obtained through your contemporaneous valuations.

        The Company has included the estimated pricing range of the offering of $9.00 and $11.00 on the cover page of the prospectus. The Company has also revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 44 of Amendment No. 2.

Liquidity and Capital Resources, page 51

        9.     We note your response to comment 34. Please revise the disclosure to clarify that "working capital" includes capital used for inventory purchases.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on page 53 of Amendment No. 2.

Principal Shareholders and Selling Stockholder, page 83

        10.   We note your response and will review your disclosure in the subsequent pre-effective amendment.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on pages 85-87 of Amendment No. 2.

Underwriting, page 97

Underwriting, page 96

        11.   Please revise to identify the underwriters that may engage in electronic distribution of your prospectus. Also, please advise us how your procedures for the electronic distribution of your prospectus comply with Section 5 of the Securities Act. In particular, please provide your analysis of how you or the underwriters will provide investors with a prospectus that satisfies the prospectus delivery requirements. In addition, please describe the following to us in more detail:

  •
  The communications used;

  •
  The manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

  •
  The funding of an account and payment of the purchase price.

        Your analysis should address the communications made during the pre-effective and post-effective periods. If the underwriters' procedures for electronic distribution have already been approved by the staff, please confirm that the procedures have not changed since the time of our approval.

        The Company advises the staff that the response to Comment 11 has been provided by the underwriters.

        Friedman, Billings, Ramsey & Co., Inc. has informed the Company that it will be facilitating Internet distribution for this offering to certain of its Internet subscription customers through its affiliated broker/dealer, FBR Investment Services, Inc. Friedman Billings Ramsey intends to allocate a limited number of shares for sale to its online brokerage customers. Electronic versions of the preliminary prospectus will be available on the Internet website maintained by Friedman Billings Ramsey. In February 2000, Ms. Kristina Schillinger, Esq. of the Commission reviewed the procedures used by Friedman Billings Ramsey. After reviewing the procedures, Ms. Schillinger indicated that Friedman Billings Ramsey is on the "pre-approved" list that is disseminated to the Division of Corporation Finance reviewers. Friedman Billings Ramsey procedures have not changed since her review.

        Pacific Crest Securities has advised the Company that it may deliver the preliminary prospectus and any amendments thereto to certain of its institutional clients by posting electronic versions of those document on the "i-Deal" website to be made available through the i-Deal Prospectus Delivery System. The electronic version of the preliminary prospectus will be identical to the copy filed with the Commission. Electronic versions of the preliminary prospectus and any amendments thereto will only be made available to Pacific Crest Securities' institutional clients who have previously consented to receive such documents electronically. These customers may also request a hard copy of the preliminary prospectus or any amendment thereto, and may revoke their consent to receive such documents electronically at any time. After the Registration Statement has been declared effective and a final prospectus is available, an electronic version of the final prospectus identical to the copy filed with the Commission will also be available through the i-Deal Prospectus Delivery System to Pacific Crest Securities' institutional clients. Notwithstanding the foregoing, as discussed below, Pacific Crest Securities has advised the Company that electronic versions of the final prospectus would only be made available through i-Deal as a courtesy, and that the underwriters intend to satisfy their prospectus delivery requirements by delivering hard copies of the final prospectus or relying on the "access equals delivery" provisions of Rule 172. Pacific Crest Securities has been advised by i-Deal that the online offering procedures used in connection with the i-Deal Prospectus Delivery System were reviewed by Ms. Kristina Schillinger, Esq. of the Commission. After reviewing the procedures, Ms. Schillinger indicated that the i-Deal Prospectus Delivery System is on the "pre-approved" list that is disseminated to the Division of Corporation Finance reviewers. Pacific Crest Securities has also been advised that the i-Deal Prospectus Delivery System has not changed since Ms. Schillinger's most recent review.

        As discussed in the response to Comment 12, the Company and the underwriters also intend to make an electronic version of the preliminary prospectus available in connection with the bona fide electronic road show being made available through RetailRoadshow, an affiliate of NetRoadshow, Inc.

        The Company has revised the disclosure to respond to the Staff's comment. Please see the revised disclosure under "Underwriting" on page 101 of Amendment No. 2.

        Friedman Billings Ramsey, RBC Capital Markets, Pacific Crest Securities and CIBC World Markets have informed the Company that they may distribute preliminary prospectuses electronically to certain potential institutional investors that have received hard copies of the preliminary prospectus. To the extent preliminary prospectuses are distributed electronically to investors that have already received hard copies, the preliminary prospectus will be in Portable Document Format (or PDF).

        The underwriters have informed the Company that they will not accept indications of interest or offers to purchase or confirm sales electronically and will not require any potential investors to fund an account as a condition to providing them with an indication of interest or as a condition to receiving an allocation.

        The underwriters have advised the Company that prior to the Registration Statement being declared effective no preliminary prospectus will be delivered electronically as described above until a preliminary prospectus has been printed and filed with the Commission in conformity with the Securities Act. After the Registration Statement has been declared effective and a final prospectus is available, the underwriters intend to satisfy their prospectus delivery obligations by delivering a written confirmation and a hard copy of the final prospectus to investors or relying on the "access equals delivery" provisions of Rule 172. Other than as described above, the underwriters have no plans to engage in any electronic offer, sale or distribution of the shares.

        12.   Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with any written agreement. Provide us also with copies of all information concerning your company or prospectus that appeared on their website. If you subsequently enter into any such agreements, promptly supplement your response.

        The Company advises the staff that the response to Comment 12 has been provided by the underwriters.

        Friedman Billings Ramsey and RBC Capital Markets have informed the Company that they expect to engage RetailRoadshow, an affiliate of NetRoadshow, Inc., to make a pre-recorded version of an electronic road show available to investors on the Internet. The Internet address of RetailRoadshow is http://www.retailroadshow.com. The road show available on RetailRoadshow will be a bona fide electronic road show as defined in Rule 433 under the Securities Act. The Company intends to satisfy its obligation under Rule 433(d)(8)(ii) to make the bona fide electronic road show readily available without restriction electronically to any potential investor through the RetailRoadshow website in lieu of filing the road show materials with the Commission. The electronic road show will be hosted on the RetailRoadshow website and will include a pre-recorded road show presentation by one or more officers of the Company, an electronic copy of the preliminary prospectus and road show slides. The slides are part of the road show and are consequently not deemed to be written for purposes of

Rule 433. The electronic road show will be substantially similar to the existing road shows available on www.retailroadshow.com. As noted above, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to live attendees, will be made available on the website. Investors will not be able to download, copy or print any portion of the road show transmission other than the preliminary prospectus. The bona fide electronic road show that will be available on RetailRoadshow's website will be an issuer free writing prospectus, as defined in Rule 433. Therefore, a viewing screen that includes the legend required by Rule 433(c)(2) will appear in advance of each replay of the road show presentation. The Company is providing supplementally to the staff a form of agreement to be entered into among NetRoadshow, Friedman Billings Ramsey and/or RBC Capital Markets relating to hosting the electronic road show as Annex A hereto.

        As noted in the response to Comment 11, Pacific Crest Securities may use the i-Deal Prospectus Delivery System to allow institutional clients to access an electronic copy of the preliminary prospectus. Pacific Crest Securities has not determined whether it will enter into a written agreement with i-Deal in connection with the i-Deal Prospectus Delivery System, but if it does so it will execute i-Deal's standard form agreement for the Prospectus Delivery System. The Company is providing supplementally to the staff a copy of i-Deal's standard form agreement for the Prospectus Delivery System as Annex B hereto.

        13.   We note your disclosure in the penultimate paragraph on page 99 that, at your request, the underwriters have reserved shares for sale shares for officers, directors, employees, and other individuals who are family or personal relationships with your employees. Please confirm to us, if true, that:

  •
  except for the underwriters commission, the offers and sales are on the same terms as those offered to the general public;

  •
  no offers were made prior to the filing of the registration statement;

  •
  offers were made only with the prospectus; and

  •
  no funds have or will be committed or paid prior to effectiveness of the registration statement.

        RBC Dain Rauscher Inc., an affiliate of RBC Capital Markets, will handle offers and sales under the directed share program on behalf of the Company.

        The Company has been informed by RBC Capital Markets that brokerage commissions will not be charged to directed share participants on the purchase of shares in the offering because the sales cost is otherwise built into the underwriters' selling concession and that sales are otherwise on the same terms as those offered to the general public. The Company also confirms and has been advised by RBC Capital Markets that no offers were made pursuant to the directed share program prior to the filing of the Registration Statement and that all offers will be made pursuant to a preliminary prospectus prepared and filed with the Commission in conformity with the Securities Act and that each potential directed share participant will receive the materials described in the response to Comment 14. The Company has also been informed by RBC Capital Markets that no funds will be committed or paid pursuant to the directed share program prior to the effectiveness of the Registration Statement.

        14.   Please provide us a copy of the materials that you sent to the directed share program participants and explain to us in more detail how the program will work.

        The Company advises the staff that the response to Comment 14 has been provided by the underwriters.

        The Company has been informed by RBC Capital Markets that RBC Dain Rauscher will use the following procedures in connection with the directed share program. The Company will provide the names and addresses of the potential recipients to RBC Dain Rauscher. Once the preliminary prospectuses have been printed, RBC Dain Rauscher will send a package containing the directed share program materials (the forms of which are provided supplementally to the staff as Annex C hereto) together with a copy of the preliminary prospectus to prospective participants. The directed share program materials will include a participation instructions cover letter, an indication of interest form, an RBC Dain Rauscher New Account Form, an RBC Dain Rauscher Account Agreement and a Form W-8 or W-9. The indication of interest form requests participants to indicate the number of shares, if any, that they wish to purchase. In accordance with Rule 134(d) under the Securities Act, the participation instructions state that no offer to buy the common stock can be accepted and no part of the purchase price can be received until the Registration Statement has become effective and any such offer may be withdrawn or revoked without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date; and further that that an indication of interest will involve no obligation or commitment of any kind. In addition, to comply with Rule 134(b)(1), these materials contain a statement that no sales of the shares can occur, and that no offers to purchase the shares may be accepted, until the Registration Statement for the shares is declared effective. Participants are also required to complete questions in the indication of interest form to ensure compliance with the NASD's requirements under Conduct Rule 2790. Although an account form is also included in the package sent to potential participants, the instructions specifically emphasize that the potential purchasers should not send payment with the paperwork and that funds are due on the settlement date, which occurs three trading days after the trade date. Therefore, no funds are put in newly established brokerage accounts before the effective date of the offering. Interested individuals are requested to send the completed forms back to RBC Dain Rauscher by a predetermined cutoff date, generally three business days prior to the expected offering date.

        After RBC Dain Rauscher confirms that each potential participant has received all material investment information, the Registration Statement has been declared effective and the price of the shares has been determined, potential participants are contacted to confirm their interest in purchasing the shares they have previously indicated an interest in purchasing or have otherwise been allocated. The individual will be given the opportunity to purchase any portion of the shares allocated by the Company or to withdraw any outstanding indication of interest. If an individual decides to purchase shares, RBC Capital Markets intends to satisfy its prospectus delivery obligations by delivering a written confirmation and a hard copy of the final prospectus to the investor or relying on the "access equals delivery" provisions of Rule 172.

        The directed share program is part of the underwritten offering. Except for the selection of the recipients, the use of materials that specifically relate to the directed share program and the process described above, the procedures for the directed share program are substantially the same as the procedures that the underwriters will use to offer securities to the general public.

        15.   Please revise to clarify whether the shares issued through the directed share program will be subject to lock-up agreements and, if so, briefly describe the lock-up agreements.

        Potential directed share participants are not subject to a lock-up agreement by virtue of their potential participation in the directed share program. However, any directors, officers or employees who will otherwise be required to execute a lock-up agreement as described on page 93 of Amendment No. 2 will be subject to such lock-up agreement with respect to any shares purchased through the directed share program.

Financial Statements

Note 2—Summary of Significant Accounting Policies

Revenue Recognition, page F-9

        16.   We have reviewed your response to our prior comments 49 and 50. Please expand your critical accounting policies and your revenue recognition policy to include disclosure of your evaluation of other indicators that support a gross presentation similar to the discussion included in your supplemental response to us.

        The Company has revised the disclosure to respond to the staff's comment. Please see the revised disclosure on pages 42-43 and F-9-10 of Amendment No. 2.

Note 9—Debt

Note Payable, page F-16

        17.   Based on your response we note that you accounted for the put warrants as a liability under EITF 00-19 and continue to classify these amounts as liabilities under SFAS 150. Since you do not appear to qualify for equity treatment, we are unclear why you are amortizing the changes in the redemption value to the earliest redemption date by analogy to D-98. Furthermore, since the amount to be paid at settlement appears to vary based on certain earnings calculations, advise us why you are recording the redemption amount at present value. Tell us how your accounting treatment complies with paragraphs A10 and 20-24 of SFAS 150.

        The Company acknowledges the staff's comment and as described below has revised the disclosure to respond to such comment. The Company hereby supplementally advises the staff of the following information regarding the put warrants and the underlying shares of common stock:

        The Company issued fully vested warrants to a lender in May 2003 to purchase 517,094 shares of the Company's common stock for an aggregate exercise price of $10.00. These warrants were exercised in August 2004 and converted into 517,094 shares of common stock. Prior to the conversion date in August 2004, the Company accounted for these put warrants at fair value in accordance with SFAS 150, paragraph 23. The fair value was determined in each reporting period at the highest amount of cash that would be paid under the conditions specified in the contract (defined as the gross redemption liability) as if settlement occurred at the reporting date, discounted to present value from the date the warrants first become redeemable, May 16, 2008 (defined as the redemption liability). Although this method was primarily an intrinsic value/discounted cash flow method and disregarded the volatility component to time value in the warrant due to the amount the option was in-the-money, we believed the volatility component to be immaterial. The change in the redemption liability between periods was recorded as interest expense in the applicable statement of operations in accordance with SFAS 150.

        Subsequent to the conversion date of these warrants in August 2004, the Company continued to account for the now converted redeemable common stock on a consistent basis. As a result, the Company did not separately record the redeemable common stock as temporary equity in accordance with EITF D-98 as the Company felt that it had adequately disclosed this information in the footnotes to the consolidated financial statement.

        After reviewing the staff's comment and further analyzing the accounting literature, the Company agrees with the staff's position that Rule 5-02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. Although the security in question is now redeemable common stock, the shares are not within the scope of SFAS 150 because there is no unconditional obligation to redeem the shares by transferring assets at a specified or determinable date or upon an event certain to occur. As a result, EITF D-98 is the operative literature related to these shares.

        In accordance with EITF D-98, the Company has been accreting changes in the redemption value over the period from the date of issuance to the earliest redemption date of the security using the interest method. However, SAB 64 indicates that increases in the carrying amount of the redeemable security are effected by charges against retained earnings. The Company has been following the measurement process as prescribed by EITF D-98, but has recorded the increase in the redemption value as an increase (debit) to interest expense, not retained earnings. This amount in fiscal 2004, which encompasses the one month period subsequent to the August 2004 conversion, is clearly immaterial (approximately $12,000) and has not been adjusted. This amount in fiscal year 2005 is approximately $150,000. However, the Company has concluded that restating the statement of operations and statement of changes in stockholders' equity is not necessary for the following reasons:

  •
  $150,000 is approximately 3% of pre-tax income and not material to the Company's results of operations and cash flows;

  •
  there is no EPS (basic or diluted) impact to the Company for the year ended September 30, 2005;

  •
  there would be no impact of this adjustment to the Company's overall stockholders' equity at September 30, 2005;

  •
  the Company has now separately broken out on the face of the balance sheet the redeemable common stock as of September 30, 2005 and 2004 as well as in the financial data presentation in the "Summary Consolidated Financial Data," "Cash and Capitalization" and "Selected Consolidated Financial Data;"

  •
  the Company has now more prominently disclosed the details of the redeemable common stock in its notes to the consolidated financial statements; and

  •
  the redemption rights on the common stock expire if the Company completes an initial public offering, which is highly probable (as a result, any adjustment recorded in the financial statements will be reversed in future periods and this accounting issue will no longer be relevant).

Part II

Item 16. Exhibits and Financial Statement Schedules, page 5

Legal Opinion

        18.   Please revise the opinion to remove the assumption in (a)(i) in the third paragraph on page 3.

        The staff's comment is acknowledged. However, the draft opinion was prepared and provided, and the assumption under (a)(i) was included, assuming that the Company would take advantage of the provisions of Rule 430A. Specifically, the Company intends to request effectiveness of the registration statement prior to the time the final terms of the offering have been approved by the Board of Directors of the Company or a Pricing Committee thereof. Accordingly, if the opinion is to be rendered and filed with the Commission as an exhibit to a pre-effective amendment to the registration statement prior to the time the registration statement is declared effective and therefore prior to the time of final Board action, then such final Board action must be assumed and the opinion should reflect such assumption to be complete. As a result, it is respectfully submitted that a requirement to file an opinion without the assumption included under (a)(i) prior to the effectiveness of the registration statement would in effect render unavailable certain of the provisions of Rule 430A (i.e., those provisions allowing registrants to have registration statements declared effective prior to the time final pricing terms are agreed upon and reflected in the form of prospectus).

        Alternatively, if acceptable to the staff, legal counsel to the Company would provide prior to the time of the effectiveness of the registration statement an opinion that includes the assumption under (a)(i) and the Company would undertake to have filed (via Form 8-K) an opinion without the assumption under (a)(i) after effectiveness of the registration statement but prior to the closing of the offering. The staff has determined this practice to be acceptable in the context of continuous or delayed offerings made pursuant to Rule 415.

*          *          *          *           *

        If you have any questions or would like further information concerning the Company's responses to the Comment Letter or Amendment No. 2, please call the undersigned at (202) 637-5945 or Eun Ah Choi at (202) 637-3622. Thank you for your assistance.

Sincerely,
/s/ Joseph E. Gilligan
Joseph E. Gilligan
cc:
William P. Angrick, III
James M. Rallo
James E. Williams

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